UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission file number: 001-39481

PainReform Ltd.

(Translation of registrant’s name into English)

4 Bruria St. Tel Aviv, 6745442

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

CONTENTS

On March 8, 2021, PainReform Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers an aggregate of 1,304,346 ordinary shares, par value NIS 0.03, of the Company (the “Ordinary Shares”), and warrants to purchase up to an aggregate of 652,173 Ordinary Shares (the “Warrants”), at a combined purchase price of $4.60 per Ordinary Share and accompanying Warrant (the “Offering”). Aggregate gross proceeds from the Offering are expected to be approximately $6.0 million, prior to deducting placement agent fees and estimated offering expenses payable by the Company. Net proceeds to the Company from the Offering, after deducting the placement agent fees and estimated offering expenses payable by the Company, are expected to be approximately $5.5 million. The Offering is expected to close on March 10, 2021.

The Warrants will be exercisable for a period of five and one half years from the date of issuance and will have an exercise price of $4.60 per share subject to adjustment as set forth in the Warrants for share splits, share dividends, recapitalizations and similar events. The Warrants are subject to a provision prohibiting the exercise of such Warrants to the extent that, after giving effect to such exercise, the holder of such Warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% of the outstanding Ordinary Shares (which may be increased to 9.99% on a holder by holder basis, with 61 days prior written consent of the applicable holder).

In connection with the Offering, the Company also entered into a Registration Rights Agreement, dated as of March 8, 2021, with the Purchasers (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on or prior to April 9, 2021 to register the resale of the Ordinary Shares and the Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares”), and to cause such Registration Statement to be declared effective on or prior to May 7, 2021 (or, in the event of a “full review” by the SEC, June 6, 2021). If the Company fails to meet the specified filing deadlines or keep the Registration Statement effective, subject to certain permitted exceptions, the Company will be required to pay liquidated damages to the Purchasers.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents for a period of 60 days following the closing of the Offering, subject to certain customary exceptions. In addition, the Company’s officers and directors agreed not to offer, sell, contract to sell, or otherwise dispose of Ordinary Shares and other securities beneficially owned, subject to customary exceptions, until the earlier of 60 days following the effective date of the Registration Statement or September 8, 2021.

Maxim Group LLC acted as the lead placement agent and Joseph Gunnar & Co., LLC acted as co-placement agent (the “Placement Agents”) in connection with the Offering pursuant to an engagement letter between the Company and Maxim Group LLC, dated March 3, 2021, as amended (the “Engagement Letter”). Under the Engagement Letter, the Company agreed to pay the Placement Agents a cash placement fee equal to 6.5% of the gross proceeds of the Offering and an expense reimbursement not to exceed $40,000 for accountable out-of-pocket expenses. The Placement Agents will also receive compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 4.0% of the number of Ordinary Shares sold in the offering, or 52,173 Ordinary Shares, at an exercise price of $5.06 per Ordinary Share and a term expiring on March 10, 2026.

The Purchase Agreements contain customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties.

The Ordinary Shares, the Warrants, and the Warrant Shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Each investor has represented that they are an accredited investor, as that term is defined in Regulation D, or a qualified institutional buyer as defined in Rule 144(A)(a), and has acquired the Ordinary Shares, Warrants, and the Warrant Shares as principal for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Ordinary Shares, the Warrants, and the Warrant Shares underlying the warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Ordinary Shares, the Warrants, and the Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares, Warrants or Warrant Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the material terms of the Purchase Agreement, the form of Warrant, and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed herewith as Exhibits 10.1, 10.2, and 10.3, respectively, and incorporated by reference herein.

On March 8, 2020, the Company issued a press release announcing it had entered into the Purchase Agreement with the Purchasers. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit No.	Description

10.1	Securities Purchase Agreement dated as of March 8, 2021 by and between PainReform Ltd. and the purchasers identified on the signature pages thereto.
10.2	Form of Warrant
10.3	Registration Rights Agreement dated as of March 8, 2021 by and between PainReform and the purchasers signatory thereto.
10.4	Form of Lock-Up Agreement
99.1	Press Release dated March 8, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PainReform Ltd.
(Registrant)

By:	/s/ Ilan Hadar
Name:	Ilan Hadar Chief Executive Officer

Date: March 9, 2021

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